Exhibit 12(b)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios
for the Nine Months Ended September 30,	2015	2014
Fixed charges:
Interest expense including amortization of debt discount	$458	$415
Portion of rentals representing an interest factor	70	80
Total fixed charges	$528	$495
Earnings available for fixed charges:
Net income	$3,655	$3,749
Equity earnings net of distributions	(44)	(44)
Income taxes	2,219	2,296
Fixed charges	528	495
Earnings available for fixed charges	$6,358	$6,496
Ratio of earnings to fixed charges	12.0	13.1

42